UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CHINA RAPID FINANCE LIMITED
 (Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
 (Title of Class of Securities)

16953Q105**
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)
☐         Rule 13d-1(c)
☒         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**Listed CUSIP relates to the American Depositary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

SCHEDULE 13G
CUSIP No. 16953Q105		Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS.
BROADLINE CAPITAL XI LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,169,442

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,169,442

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,169,442

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%

12	TYPE OF REPORTING PERSON
OO

SCHEDULE 13G
Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

China Rapid Finance Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5F, Building D, BenQ Plaza, 207 Songhong Rd., Changning District, Shanghai, 200335, China

Item 2(a).	Name of Person Filing

This Statement is filed by Broadline Capital XI LLC (the “Reporting Person”).  Broadline Capital XI LLC is one of seven Broadline special purpose vehicles (including Broadline Capital (China) LLC, Broadline Capital VIII LLC, Broadline Capital IX LLC, Broadline Capital X LLC, Broadline Capital XII LLC and Broadline Capital XIV LLC which are referred to herein as the “Other Entities”) that hold Shares (as defined herein).  Christopher Thorne is the managing member of the Reporting Person and each of the Other Entities; however, Mr. Thorne has irrevocably transferred investment and voting control over the Shares held by the Reporting Person and the Other Entities and disclaims beneficial ownership over the Shares held by the Reporting Person and each of the Other Entities.  In addition, voting and investment control over the Shares held by the Reporting Person and each of the Other Entities is held by each such entity’s managerial body, which managerial bodies are independent of one another.  As such, the Reporting Person disclaims beneficial ownership over the Shares held by the Other Entities and also disclaims being a member of a “group”, as defined in Rule 13d-5(b) under the Act, with Mr. Thorne and with the Other Entities.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is 1111 Brickell Avenue, 11th Floor, Miami, FL 33131.

Item 2(c).	Citizenship:

The Reporting Person is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

16953Q105  (Relates to the American Depositary Shares of the Issuer)

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

SCHEDULE 13G
Page 4 of 5 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2017, the Reporting Person may be deemed the beneficial owner of 3,169,442 Shares.  This amount excludes an aggregate 5,644,392 Shares held by the Other Entities.

Item 4(b)	Percent of Class:

As of December 31, 2017, the Reporting Person may be deemed the beneficial owner of approximately 5.4% of Shares outstanding.  (This is based on 58,214,151 Shares outstanding as of December 31, 2017, according to information from the Issuer.)

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	3,169,442
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	3,169,442
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item10.	Certification:

This Item 10 is not applicable.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Broadline Capital XI LLC

	By:	/s/ Victor Thorne
	Name:	Victor Thorne
	Title:	Authorized Signatory

February 14, 2018